FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following is a partial transcript of the “gm: Canadian Bitcoin Miner Hut 8 Heads West” podcast made available on Spotify on April 5, 2023.

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Jaime Leverton

... And then we've really continued on that trajectory of building a much more diversified, scaled business as we look to this impending merger with USBTC.

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Jaime Leverton

Well, one of the interesting parts or components of this pending merger with USBTC, one of the really unique offerings that they have within their portfolio, they have kind of four lines of business, if you will, including manage infrastructure operations, which is where they actually go into third-party owned sites and run them on behalf of another entity. So almost like a professional services type of business. But what makes their offerings so unique is they have purpose-built software that allows them to control miners right at a miner or hardware level, to manage both repair and maintenance of that equipment, but also to be able to directly manage their power draw or curtailment at a miner level, and that software stack that they have was built in house, they have an in-house software development team. And so, I can't get into the specifics of everything that they have. But that offering is one that we think is very unique. We haven't seen anything else quite like it. And I think there's a ton of potential as we get to the other side of this transaction, to really figure out how to scale and port some of that some of that proprietary IP that they're working on embedding in that software to other applications outside of just Bitcoin mining, but certainly that's a longer roadmap item and vision as we think about what a world could look like as a merged entity.

Stacy Elliott

Yeah. I wanted to ask more about how the US Bitcoin merger came about. Just a little bit, I guess about the early days, perhaps the discussions like looking at them as a target, as you know, a company you're interested in.

Jaime Leverton

Yeah, I'm happy to. So, because we spent so much time in the bull market, really getting prepared in the event that a bear market should come around again in the same way it had historically happened. And ultimately, that is what we saw. So, we had very, very little debt, extremely strong balance sheet, we've got over 9,000 self-mined Bitcoin on balance sheet which remain unencumbered. So that gave us a lot of optionality as things turned in the market in 2022, and I've been public that we would continue to look at both organic and inorganic growth opportunities, obviously, the TeraGo transaction, which closed last year, was our first acquisition, but we continued to look for the for the right fit. In our organic growth strategy, I think for me, one of the things that we were increasingly looking for was geographic diversification. We are the only publicly traded miner that is entirely Canadian based. So, our HPC data centers are all in Canada, our mining sites are all in Canada. And it became more important as we thought about long term scale and increased diversification that we added that geographic layer to it. So, we were really looking at the right partner that would give us presence south of the border. And for me, cultural fit is also really, really important. To bring entities together, where you’re kind of like-minded and your vision, I wanted to make sure that the teams would be able to meld well together. I've known Mike and Asher for a long time and really respect kind of what they've built and their drives, they’re also aligned with our vision that diversification is important. And they've built out a diversified business as well, albeit in a slightly different way than how we've built our business out. So, when you really looked at bringing the companies together, it was very synergistic. There isn't a lot of overlap. But our strategy, our values, our culture are, are very much aligned. So, in the sea of potential dance partners out there, they really rose to the top as the one that I thought was the most creative and to both businesses long term and bright. And we each bring strengths to the table that are complementary, with very, very little overlap.

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Dan Roberts

Jaime, you guys with this merger are only just starting to, you know, go from Canada to also the US. So this is down the road. But when you look globally, are there other countries that you know if you guys could set up shop anywhere? They're especially appealing? …

Jaime Leverton

Well, I think we still take advantage of mother nature's cooling with our Canadian operations in a cold climate. But if you look at the proliferation that we've seen in Texas, and where it's just, that's obviously a hot, dry climate. But we're seeing on the technological advancement side immersion technologies and hydro-cooled technologies that are now at price points that make a business case work. So that cold climate requirement is less and less necessary with today's hardware infrastructure.

And I think one of the things that's really exciting about again, the USBTC merger, the line of business that I touched on that they've built out with managed infrastructure operations, where they actually go in and run and operate the site for third parties, I think that business has grown significantly for them in a really short period of time. And as we see more and more broad global interest and investment in Bitcoin mining operations being set up. One of the things that has yet to scale is the talent and the available resources to actually know how to effectively run these operations. So, I think there's a really interesting market that will continue to grow for this professional services line of business where people that really understand the space and build software that allows for optimization of these sites. I think that business is really exciting. And there are no borders to the applicability for that, that line of business in particular.

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Jaime Leverton

As we touched on earlier, we're a repair center at four MicroBT so MicroBT is our chosen current generation hardware partner in a post-merger world. USBTC works closely with both MicroBT and Bitmain… But as it stands today, Hut 8 works closely and almost exclusively with MicroBT just based on how our relationship has successfully evolved over the years. But USBTC again works with both of the of the dominant manufacturers.

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Cautionary Note Regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking-information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that Hut 8 Mining Corp. (“Hut 8” or the “Company”) expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut 8’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this communication include, but are not limited to, statements with respect to: (i) the expected outcomes of the transaction, including Hut 8 Corp.’s (“New Hut”) assets and financial position; (ii) the expected synergies related to the transaction in respect of strategy, operations and other matters; (iii) projections related to expansion; and (iv) the ability of New Hut to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry; the ability to obtain requisite approvals (including shareholder, stock exchange, regulatory, and court approvals) and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all and the anticipated timeline for the completion of the transaction. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this communication, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the transaction; the ability to realize the anticipated benefits of the transaction or implementing the business plan for New Hut, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the outcome of any litigation proceedings in respect of USBTC's legal dispute with the City of Niagara Falls, New York; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to New Hut’s mining sites. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, in the “Risks and Uncertainties” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022 and Hut 8’s other continuous disclosure documents which are available on the Company’s website at www.hut8.io, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR section of the U.S. Securities and Exchange Commission’s ("SEC") website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and New Hut’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

Additional Information About the Transaction and Where to Find It

In connection with the transaction, that, if completed, would result in New Hut becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the SEC. USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the transaction. New Hut also has, and will, file other documents regarding the transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders are or will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.